June 15, 2021

Ms. Elena Stojic

Attorney Advisor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Ms. Stojic:

The Trust recently filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 388 under the Securities Act of 1933, as amended and Amendment No. 389 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of adding the Cboe Vest Bitcoin Target Volatility Strategy Fund (the “Fund”) as a new portfolio series of the Trust.

Following submission of the Amendment, you and I (and a number of your colleagues on the staff (the “Staff”) of the Commission) engaged in a conversation on May 27, 2021 in which we discussed the Fund and its investment strategy and a number of other topics affecting the market for bitcoin. As a follow-up to that conversation, you asked that we provide you with certain information relating to the Fund, its strategies and the markets in which it would operate. Attached hereto as Exhibit A is information that we hope is responsive to your information requests – we’ve attempted to restate each of your information requests followed by our responses.

* * *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com

Ms. Elena Stojic U.S. Securities and Exchange Commission June 15, 2021

EXHIBIT A

1.	During the call, you (John Lively) indicated the belief of the Fund investment adviser (the “Advisor”) is that the futures market for Bitcoin has evolved and grown significantly over the past few years. Please provide any data that can support the possibility for the asset capacity for the Fund.

It is important first to understand the Fund’s strategy and management’s approach to implementing the strategy. The Fund seeks to limit its volatility by allocating its assets among exchange traded futures contracts linked to Bitcoin that are cash-settled in U.S. dollars (“Bitcoin Futures”) and are traded on, or subject to the rules of, the Chicago Mercantile Exchange (“CME”), and cash and cash-like equivalents, such as U.S. Treasuries, other U.S. government obligations and money market funds (“Cash Investments”). The Fund will seek to gain exposure to the Bitcoin markets primarily through Bitcoin Futures. The Fund will seek to manage its portfolio in such a way that the volatility realized by the Fund is close to the target volatility set periodically by the Advisor. If the annualized realized volatility of Bitcoin Futures increases, the Fund’s economic exposure to Bitcoin Futures (the “Target Exposure”) may be reduced and the remainder allocated to the Cash Investments. On the other hand, if the annualized realized volatility of Bitcoin Futures decreases, the Fund’s Target Exposure to Bitcoin Futures may increase. The Fund will review both short-term and long-term measures of volatility of Bitcoin Futures on a periodic basis to determine changes to the Target Exposure.

The annualized realized volatility of the front month Bitcoin Futures is relatively high. As of May 27, 2021, the short-term realized volatility (30 days) of the front month Bitcoin Futures is 94.86% and the long-term realized volatility (260 days) is 72.75% (source: Bloomberg). For comparison, the short-term realized volatility of the S&P 500 Index is 13.51% and the long-term realized volatility is 17.54%. Following is an illustration of the levels of long-term and short-term volatility of Bitcoin Futures, with similar measures of volatility for the S&P 500 Index for relative reference.

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Ms. Elena Stojic U.S. Securities and Exchange Commission June 15, 2021

Bitcoin Futures Short-term Volatility
Bitcoin Futures Long-term Volatility
S&P500 Index Short-term Volatility
S&P500 Index Long-term Volatility
Realized Volatility %
160
140
120
100
80
60
40
20
0
Jan-18
Jul-18
Jan-19
Jul-19
Jan-20
Jul-20
Jan-21

Source: Bloomberg

Due to the elevated levels of volatility of Bitcoin Futures, the Fund anticipates that its Target Exposure will be less than 50% of the Fund’s net assets to seek to attain its objective of providing exposure to Bitcoin while limiting volatility. The Fund expects its Target Exposure to remain less than 50% unless the short-term or long-term measures of volatility of Bitcoin Futures retreat significantly.

We review the state of the market for Bitcoin Futures to determine potential risks to the Fund and investors in the Fund.

Market for Bitcoin Futures

The Fund will seek to gain exposure to the Bitcoin markets primarily through purchases of Bitcoin Futures that are traded on, or subject to the rules of, the CME. The CME is a US-registered designated contract market and derivatives clearing organization. The trading of Bitcoin Futures on the CME is regulated by the Commodity Futures Trading Commission (“CFTC”). The CME has specified that the value of Bitcoin underlying Bitcoin Futures traded on the CME will be determined by reference to the CME CF Bitcoin Reference Rate (“Bitcoin Price”) which provides an indication of the price of Bitcoin across certain Bitcoin exchanges. The CME follows a cycle of listing six consecutive monthly Bitcoin Futures contracts, inclusive of the nearest two December contracts.

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Ms. Elena Stojic U.S. Securities and Exchange Commission June 15, 2021

As of May 2021, Bitcoin Future contracts are available for two different sizes: one settling at the Bitcoin Price of five Bitcoins and another settling at the Bitcoin Price of one tenth of a Bitcoin.

Following is an illustration of the estimated daily traded value of all Bitcoin Futures that traded at the CME, over the period from January 2018 to May 2021.

Billions
$6.0
$5.5
$5.0
$4.5
$4.0
$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$-
Total Daily Volume ($ exposure)
21-Day Average Daily Volume ($ exposure)
Jan-18
May-18
Sep-18
Jan-19
May-19
Sep-19
Jan-20
May-20
Sep-20
Dec-20
Apr-21

Source: Bloomberg

Over this time, the traded volume has varied between the lowest traded value of $7.7 million to a high of $5,413.3 million. The 21-day average daily volume, has increased from a low of $53.1 million a day in February 2018 to a high of $2,395.4 million in March 2021.

The traded volumes suggest that Bitcoin Futures are highly liquid. The volumes traded in Bitcoin Futures can be compared to the volume traded in futures on the Cboe VIX Index (“VIX Futures”). VIX Futures trade on the Cboe Futures Exchange (“CFE”). The value of Bitcoin Futures traded over the time frame from January 1, 2021 to May 31, 2021 totaled $213 billion. The value of VIX Futures traded over the same time frame totaled $187 billion.

While no one can guarantee continued liquidity for any financial asset, considering the volume of contracts traded, the Advisor does not believe that the liquidity of Bitcoin Futures will create limitations for the Fund.

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Ms. Elena Stojic U.S. Securities and Exchange Commission June 15, 2021

Position Limit and Accountability Level

The CME limits the position (the “Position Limit”) acquired by a single entity, such as the Fund or a subsidiary of the Fund, for Bitcoin Future contracts with an expiry date closest to the trade date. As of May 29, 2021, this limit is set to 2,000 Bitcoin Future contracts. The CME does not limit positions for contracts for expiry dates other than the closest to trade date. However, for positions that exceed an accountability level of contracts (the “Accountability Level”), the CME may ask the Fund to provide information relating to the position, including, but not limited to, the nature and size of the position, the trading strategy employed with respect to the position, and hedging information, if applicable. Failure to supply the requested information may result in an order to reduce such positions. Additionally, the CME may ask the Fund, or a subsidiary of the Fund, to not further increase its positions, comply with any limit on the size of the position and/or reduce any open position which exceeds the Accountability Level. As of May 29, 2021, the Accountability Level is set to 5,000 Bitcoin Future contracts.

The Fund anticipates making investments in Bitcoin Future contracts of various expiry dates. As a result of the Accountability Level, the Fund may be limited in making investments in CME listed Bitcoin Future contracts. As of May 29, 2021, with the Accountability Level of 5,000 contracts, and Bitcoin Price of $38,845, the Fund’s ownership of Bitcoin future contracts may be limited to approximately $971 million. As stated above, at the prevailing levels of volatility, the Fund does not anticipate that its economic exposure to Bitcoin Futures will exceed 50% of the Fund’s net assets. For the sake of illustration, if the Target Exposure was to be 50% of the Fund’s net assets, the Fund may reach this limit at approximately $1,942 million in assets, assuming the current Accountability Limit and May 29, 2021 Bitcoin Price. This limit may change due to changes in Bitcoin Price, changes in Position Limits, changes in Accountability Limits and availability of Bitcoin Futures at exchanges other than the CME.

2.	Please provide any information you have on assessment of the capacity of the market for other pooled investment vehicles.

As discussed above, the daily traded volume for Bitcoin Futures averages more than $2 billion a day and the total value traded between January 1, 2021 to May 31, 2021 totals more than $200 billion. We believe that this represents substantial liquidity, particularly capable for absorbing the demand for trading of Bitcoin Futures from additional pooled investment vehicles that may seek to provide investors access to Bitcoin Futures based investment strategies. As has happened before with the market for other asset classes, we believe that as registered and public pooled investment vehicles, such as the Fund, join other market participants in this burgeoning and maturating market, the liquidity will increase further. The entering of new market participants will encourage liquidity providers and market makers to increase their capacity to service the new demand from pooled investment vehicles. It is possible that due to the Position Limits and Accountability Limits mentioned above, the capacity for each pooled investment vehicle may be restricted. This may contain any dramatic, albeit unlikely, increase in sudden demand from pooled investment vehicles.

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Ms. Elena Stojic U.S. Securities and Exchange Commission June 15, 2021
3.	Please describe the Advisor’s views on what would happen during periods of market disruption. For instance, what would be the impact to the Fund when all market participants are heading in the same direction? In this response, please describe your liquidity risk management program and how it will be designed to address these types of market environments.

No one can predict a continuous balanced demand for any financial instrument. As is true for most financial instruments, including stocks and bonds, an imbalance in demands to buy or sell the financial instrument will manifest itself in change in the price of that instrument. When there are more market participants expressing a way in the same direction, the price tends to move in that direction. This is a fundamental characteristic of a marketplace characterized by price discovery determined by change in direction of the market participants’ views.

Bitcoin Futures exhibit a high level of volatility, creating strong incentives for a diverse set of market participants to express diverse views, and capitalize on any dislocation of the price of Bitcoin Futures from their views. While there is no certainty, the Advisor believes that significant price dislocations due to unidirectional views of most market participations is likely to increase the incentives for other market participations who may have opposing views – arresting such market dislocations.

Consistent with Rule 22e-4 under the 1940 Act (the “Liquidity Rule”), the Fund will adopt and implement a liquidity risk management program to assess and manage the Fund’s liquidity risk (the “Program”). It is anticipated that the Advisor will be designated as the Fund’s liquidity risk management program administrator (the “Administrator”).

The liquidity of the Fund’s investments will be determined based on relevant market, trading and investment-specific considerations under the Program. Under the Program, the Fund will be required to classify its investments into specific liquidity categories and monitor compliance with limits on investments in illiquid securities. For the Fund, the Administrator anticipates considering the following, among other items: (1) Fund cash flows during both normal and stressed conditions; (2) holdings of cash and cash equivalents; and (3) liquidity of investments under stressed and distressed scenarios by analyzing reasonably anticipated trade sizes.

The Fund does not expect the Liquidity Rule to have a significant effect on investment operations. As outlined above, the traded volume of Bitcoin Futures suggests that they are highly liquid investments. Moreover, the Fund expects that the Target Exposure to Bitcoin Futures will be less than 50% of its net assets, while the balance will be in Cash Investments. The Cash Investments will be comprised of highly liquid investments such as U.S. Treasuries, other U.S. government obligations and money market funds. The enhanced liquidity of Cash Equivalents will help the Fund manage the risks of potential liquidity runs on the Fund or Bitcoin Futures. The Fund’s investment strategy of changing Target Exposure in response to changes in volatility in Bitcoin Price allows the Advisor discretion to manage the Fund’s Bitcoin Futures to respond to any potential liquidity runs and risk from large drawdowns. To the extent that an investment is deemed to be an illiquid investment or a less liquid investment, the Fund can expect to be exposed to greater liquidity risk.

4.	Although compliance with Rule 18f-4 under the 1940 Act is not required at this time, the Staff is interested in how Fund management will implement its Derivatives Risk Management Program, including specifically how the Fund’s management will limit the Fund’s leverage risk (e.g., from the use of a relative VaR test or an absolute VaR test).

The Fund’s derivative risk manager (the “Risk Manager”), approved by the Fund’s board of trustees, will implement a written derivatives risk management program (the “Derivative Program”) that will include guidelines for managing the risk from the Fund’s investment in Bitcoin Futures and other derivatives. The guidelines will include interrelated aspects of derivatives and liquidity risk management. The Fund will invest in derivatives that will be listed and traded on a regulated exchange, cash settled and centrally cleared. Among other elements, the Derivative Program will seek to ensure the Fund’s compliance with an outer limit on Fund’s leverage risk based on value-at-risk (“VaR”). This outer limit is based on a relative VaR test that will compare the Fund’s VaR to the VaR of a designated reference index. The Fund expects that the Risk Manager will use a reference index that is designed to track the performance of a 100% position in Bitcoin (the “Bitcoin Index”).

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Ms. Elena Stojic U.S. Securities and Exchange Commission June 15, 2021

The Fund expects that the Risk Manager will simulate the distribution of returns of the Fund’s portfolio over a time horizon of 20 trading dates. The distribution of simulated returns will be estimated using the historical returns of the portfolio investments of the Fund, including Bitcoin Futures, over the preceding three years. The Risk Manager will establish stress testing, internal reporting and escalation guidelines to ensure that the Fund’s VaR does not exceed 200% of the VaR of the Bitcoin Index, (the “VaR Test”). The following is an illustration of the comparison of VaR values simulated from historical values, as of June 9, 2021, assuming that the Fund’s portfolio includes Target Exposure to Bitcoin futures of 50% of the Fund’s net assets and the balance in US Treasury Bills:

VaR values simulated using 3 years historical price data
30%
20%
10%
0%
-10%
-20%
-30%
VaR
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
Confidence level
Portfolio Value at Risk (VaR)
Index Value at Risk (VaR)

The historically simulated VaR at the 99% percentile confidence interval for this hypothetical portfolio is estimated to be 50.48% of the historically simulated VaR of the S&P Bitcoin Index. The Fund expects that the Risk Manager will ascertain with high probability that the Fund’s investment strategy of providing exposure to Bitcoin with a target level of volatility and its portfolio positions in Bitcoin Futures and Cash Investments will ensure compliance with the VaR Test.

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